As filed with the Securities and Exchange Commission on July 2, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

KKR Asset-Based Income Fund

(Name of Issuer)

KKR Asset-Based Income Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Ownership

(Title of Class of Securities)

Not Applicable

(CUSIP Number of class of securities)

Lori Hoffman, Esq.

c/o KKR Credit Advisors (US) LLC

555 California Street, 50th Floor

San Francisco, California 94104

(415) 315-3620

(Name, Address and Telephone No. of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Kenneth E. Young, Esq.

William J. Bielefeld, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

May 30, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $3,326.46	Filing Party: KKR Asset-Based Income Fund
Form or Registration No.: Schedule TO	Date Filed: May 30, 2025

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 30, 2025 by KKR Asset-Based Income Fund, a Delaware statutory trust (“KKR ABIF” or the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 21,269 of its outstanding shares of common shares of beneficial interest (the “Shares”), at a price equal to the net asset value per Share as of June 30, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2025 (the “Offer to Purchase”) and the related Letter of Transmittal.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 2:00 p.m., Eastern Time, on June 30, 2025.

2.	No Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer, and no Shares were accepted for repurchase by the Fund, in accordance with the terms of the Offer.

As described in its prospectus and in the Offer to Purchase, the Fund allows for quarterly tender offers to repurchase up to 5% of the NAV of the Fund’s outstanding Shares at the sole discretion of KKR ABIF’s Board of Directors. In the event a tender offer is oversubscribed, the Fund reserves the right to repurchase additional Shares representing up to 2.0% of the aggregate NAV of the Fund’s outstanding Shares without amending or extending the tender offer. The Fund did not exercise this right in connection with the Offer.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR ASSET-BASED INCOME FUND

By:	/s/ Lori Hoffman
	Name:	Lori Hoffman
	Title:	Vice President and Secretary

Dated: July 2, 2025

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal*

(a)(1)(ii)	Offer to Purchase*

(a)(1)(iii)	Forms of Letter of Transmittal*

(a)(1)(iv)	Forms of Notice of Withdrawal of Tender*

(b)	Filing Fee Table*

*Previously filed with Schedule TO-I on May 30, 2025.